UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Amendment No. 12

Under the Securities Exchange Act of 1934

DLH Holdings Corp.

‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾

(Name of Issuer)

Common Stock, $.001 par value

‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾

(Title of Class of Securities)

87815U204

‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾

(CUSIP Number)

Wynnefield Partners Small Cap Value, L.P.

450 Seventh Avenue, Suite 509

New York, New York 10123

Attention: Mr. Nelson Obus

Copy to:

Jeffrey S. Tullman, Esq.

Kane Kessler, P.C.

1350 Avenue of the Americas, 26th Floor

New York, New York 10019

(212) 541-6222

‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 18, 2016

‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾

(Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /.

CUSIP No. 87815U204	13D/A	Page 2 of 15

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Wynnefield Partners Small Cap Value, L.P. 13-3688497
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) X
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,175,579 (see Item 5)
	8	SHARED VOTING POWER -0- (see Item 5)
	9	SOLE DISPOSITIVE POWER 1,175,579 (see Item 5)
	10	SHARED DISPOSITIVE POWER -0- (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,175,579 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.3%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 87815U204	13D/A	Page 3 of 15

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Wynnefield Partners Small Cap Value, L.P. I 13-3953291
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) X
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,129,755 (see Item 5)
	8	SHARED VOTING POWER -0- (see Item 5)
	9	SOLE DISPOSITIVE POWER 2,129,755 (see Item 5)
	10	SHARED DISPOSITIVE POWER -0- (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,129,755 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.4%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 87815U204	13D/A	Page 4 of 15

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Wynnefield Small Cap Value Offshore Fund, Ltd. (No IRS Identification No.)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) X
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 983,765 (see Item 5)
	8	SHARED VOTING POWER -0- (see Item 5)
	9	SOLE DISPOSITIVE POWER 983,765 (see Item 5)
	10	SHARED DISPOSITIVE POWER -0- (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 983,765 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.4%
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 87815U204	13D/A	Page 5 of 15

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Wynnefield Capital Management, LLC 13-4018186
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) X
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,305,334 (see Item 5)
	8	SHARED VOTING POWER - 0 - (see Item 5)
	9	SOLE DISPOSITIVE POWER 3,305,334 (see Item 5)
	10	SHARED DISPOSITIVE POWER - 0 - (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,305,334 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.6%
14	TYPE OF REPORTING PERSON (See Instructions) OO (Limited Liability Company)

CUSIP No. 87815U204	13D/A	Page 6 of 15

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Wynnefield Capital, Inc. (No IRS Identification No.)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) X
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 983,765 (see Item 5)
	8	SHARED VOTING POWER - 0 - (see Item 5)
	9	SOLE DISPOSITIVE POWER 983,765 (see Item 5)
	10	SHARED DISPOSITIVE POWER - 0 - (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 983,765 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.4%
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 87815U204	13D/A	Page 7 of 15

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Wynnefield Capital, Inc. Profit Sharing Plan, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) X
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 141,806 (see Item 5)
	8	SHARED VOTING POWER - 0 - (see Item 5)
	9	SOLE DISPOSITIVE POWER 141,806 (see Item 5)
	10	SHARED DISPOSITIVE POWER - 0 - (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 141,806 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 87815U204	13D/A	Page 8 of 15

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Nelson Obus
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) X
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 - (see Item 5)
	8	SHARED VOTING POWER 4,430,905 (see Item 5)
	9	SOLE DISPOSITIVE POWER - 0 - (see Item 5)
	10	SHARED DISPOSITIVE POWER 4,430,905 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,430,905 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42.4%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 87815U204	13D/A	Page 9 of 15

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Joshua H. Landes
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) X
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 - (see Item 5)
	8	SHARED VOTING POWER 4,430,905 (see Item 5)
	9	SOLE DISPOSITIVE POWER - 0 - (see Item 5)
	10	SHARED DISPOSITIVE POWER 4,430,905 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,430,905 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42.4%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 87815U204	13D/A	Page 10 of 15

This Amendment No. 12 (the "Amendment") amends the Statement of Beneficial Ownership on Schedule 13D, originally filed with the Securities and Exchange Commission (the "Commission") on March 18, 2005, and as amended by Amendment No. 1 filed on November 23, 2005, and further amended by Amendment No. 2 filed on January 30, 2007, and further amended by Amendment No. 3 filed on March 12, 2007, and further amended by Amendment No. 4 filed on March 26, 2007, and further amended by Amendment No. 5 filed on February 29, 2008, and further amended by Amendment No. 6 filed on March 20, 2008, and further amended by Amendment No. 7 filed on July 8, 2011, and further amended by Amendment No. 8 filed on August 8, 2011 and further amended by Amendment No. 9 filed on June 22, 2012 and further amended by Amendment No. 10 filed on November 5, 2013 and further amended by Amendment No. 11 on May 6, 2016 (the "Statement") by Wynnefield Partners Small Cap Value, L.P. (the "Partnership"), Wynnefield Partners Small Cap Value, L.P. I (the "Partnership-I"), Wynnefield Small Cap Value Offshore Fund, Ltd. (the "Fund"), Wynnefield Capital Management, LLC ("WCM"), Wynnefield Capital, Inc. ("WCI"), , Wynnefield Capital Inc. Profit Sharing & Money Purchase Plan Inc. (“Profit Sharing Plan”), Nelson Obus (“Mr. Obus”), and Joshua Landes (“Mr. Landes”), with respect to shares of common stock, $0.001 par value (the “Shares”), of DLH Holdings Corp., a New Jersey corporation with its principal executive offices located at 300 Atrium Drive, South Plainfield, NJ 08873 (the "Issuer"). Unless specifically amended hereby, the disclosures set forth in the Statement shall remain unchanged.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Statement is hereby amended and restated in its entirety as follows:

(a) - (b) As of August 18, 2016, the Wynnefield Reporting Persons beneficially owned in the aggregate 4,430,905 Shares, constituting approximately 42.4% of the outstanding Shares (the percentage of Shares owned being based upon 10,460,166 Shares outstanding, which is comprised of (i) 10,406,547 Shares outstanding on July 31, 2016, as set forth in the Issuer’s most recent report on Form 10-Q for the quarter ended June 30, 2016, filed with the Securities and Exchange Commission (the “Commission”) on August 10, 2016; and (ii) an aggregate of 53,619 Shares issuable to the Wynnefield Reporting Persons upon exercise of the Warrants (as defined herein). The following table sets forth certain

CUSIP No. 87815U204	13D/A	Page 11 of 15

information with respect to Shares directly beneficially owned by the Wynnefield Reporting Persons listed below:

Name	Number of Shares	Percentage of Outstanding Shares
Partnership*	1,175,579	11.3%
Partnership-I**	2,129,755	20.4%
Fund***	983,765	9.4%
Profit Sharing Plan****	141,806	1.4%

*	WCM has an indirect beneficial ownership interest in these Shares. Percentage of outstanding Shares is based on 10,406,547 outstanding Shares, plus 17,694 Shares issuable upon exercise of the Warrants held by Partnership.

**	WCM has an indirect beneficial ownership interest in these Shares. Percentage of outstanding Shares is based on 10,406,547 outstanding Shares, plus 25,201 Shares issuable upon exercise of the Warrants held by Partnership-I.

***	WCI has an indirect beneficial ownership interest in these Shares. Percentage of outstanding Shares is based on 10,406,547 outstanding Shares, plus 10,724 Shares issuable upon exercise of the Warrants held by Partnership-I

****	Mr. Obus and Mr. Landes have an indirect beneficial ownership in these Shares.

WCM is the sole general partner of Wynnefield Partners and Wynnefield Partners I and, accordingly, may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the Common Stock that Wynnefield Partners and Wynnefield Partners I beneficially own. WCM, as the sole general partner of Wynnefield Partners and Wynnefield Partners I, has the sole power to direct the voting and disposition of the Common Stock that Wynnefield Partners and Wynnefield Partners I beneficially own. Messrs. Obus and Landes are the co-managing members of WCM and, accordingly, each of Messrs. Obus and Landes may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the Common Stock that WCM may be deemed to beneficially own. Each of Messrs. Obus and Landes, as co-managing members of WCM, share the power to direct the voting and disposition of the shares of Common Stock that WCM may be deemed to beneficially own.

WCI is the sole investment manager of Wynnefield Offshore and, accordingly, may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the Common Stock that Wynnefield Offshore beneficially owns. WCI, as the sole investment manager of Wynnefield Offshore, has the sole power to direct the voting and disposition of the Common Stock that Wynnefield Offshore beneficially owns. Messrs. Obus and Landes are executive officers of WCI and, accordingly, each may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the Common Stock that WCI may be deemed to beneficially own. Messrs. Obus and Landes, as executive officers of WCI, share the power to direct the voting and disposition of the shares of Common Stock that WCI may be deemed to beneficially own.

CUSIP No. 87815U204	13D/A	Page 12 of 15

The Plan is an employee profit sharing plan. Messrs. Obus and Landes are the co-trustees of the Plan and accordingly, Messrs. Obus and Landes may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the shares of Common Stock that the Plan may be deemed to beneficially own. Each of Messrs. Obus and Landes, as the trustees of the Plan, shares with the other the power to direct the voting and disposition of the shares of Common Stock beneficially owned by the Plan.

Beneficial ownership of the Shares shown on the cover pages of and set forth elsewhere in this Statement for each member of the Wynnefield Reporting Persons assumes that they have not formed a group for purposes of Section 13(d)(3) under the Exchange Act, and Rule 13d-5(b)(1) promulgated thereunder. If the members of the Wynnefield Reporting Persons were deemed to have formed a group for purposes of Section 13(d)(3) and Rule 13d-5(b)(1), the group would be deemed to own beneficially (and may be deemed to have shared voting and dispositive power over) 4,430,905 Shares, constituting approximately 42.4% of the outstanding Shares (the percentage of Shares owned being based upon 10,460,166 Shares outstanding, which is comprised of (i) 10,406,547 Shares outstanding on July 31, 2016, as set forth in the Issuer’s most recent report on Form 10-Q for the quarter ended June 30, 2016, filed with the Commission on August 10, 2016; and (ii) an aggregate of 53,619 Shares issuable to the Wynnefield Reporting Persons upon exercise of the Warrants.

The filing of this Statement and any future amendment by the Wynnefield Reporting Persons, and the inclusion of information herein and therein with respect to WCM, WCI and Messrs. Obus and Landes, shall not be considered an admission that any of such persons, for the purpose of Section 16(b) of the Exchange Act, are the beneficial owners of any shares in which such persons do not have a pecuniary interest. Each of WCM, WCI and Messrs. Obus and Landes disclaims any beneficial ownership of the shares covered by this Statement.

Except as set forth below, to the best knowledge of the Wynnefield Reporting Persons, except as described in this Statement, none of the Wynnefield Reporting Persons, any general partner, executive officer or director thereof, as applicable, beneficially owns any Shares, and there have been no transactions in the Shares affected during the past 60 days, by the Wynnefield Reporting Persons, any person in control of the Wynnefield Reporting Persons (ultimately or otherwise), or any general partner, executive officer or director thereof, as applicable.

CUSIP No. 87815U204	13D/A	Page 13 of 15

(d) No person, other than each member of the Wynnefield Reporting Persons referred to as the direct beneficial owner of the shares of Common Stock set forth in this response to Item 5, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

Item 6 of the Statement is hereby amended by the addition of the following:

On July 1, 2016, the Issuer filed a registration statement on Form S-3 with the Securities and Exchange Commission (the “Commission”) for a rights offering in which existing stockholders of the Issuer will receive non-transferable rights to purchase up to an aggregate of $2.65 million of additional Shares (the “Rights Offering”). Under the terms of the Rights Offering, the Issuer will distribute, at no charge to the holders of its Shares as of the record date of August 19, 2016, non-transferable subscription rights for each Share owned on the record date. Each subscription right will entitle the holder to purchase 0.06827 Shares at a price of $3.73 per whole share, resulting in the issuance of up to 710,455 Shares. The Issuer’s Registration Statement on Form S-3 for the Rights Offering was declared effective on August 18, 2016 by the Commission.

On August 18, 2016, WCI entered into a standby purchase agreement with the Issuer (the “Standby Purchase Agreement”) pursuant to which WCI (or its affiliated assignees) has agreed to acquire from Issuer, subject to the satisfactions of specified conditions, Shares not otherwise purchased by the Issuer’s shareholders (including WCI and its affiliates) in the Rights Offering, up to a maximum amount of $2.5 million of Shares. The per share price to be paid by WCI (or its assignees) pursuant to the Standby Purchase Agreement will be equal to the subscription price for the Rights Offering, which is $3.73 per Share, and the subscription price may be paid through retirement of existing indebtedness of the Issuer to WCI.

The Standby Purchase Agreement provides that it may be terminated at any time prior to the closing date by WCI by written notice to the Issuer if there is a material adverse effect or a market adverse effect that is not cured within a cure period of 21 days. The Standby Purchase Agreement contains closing conditions and covenants of the parties which are customary for an agreement of this nature. The Standby Purchase Agreement may be terminated by the Company or by WCI by written notice to the other party: at any time prior to the closing date, if there is a material breach of the agreement by the other party that is not cured within 15 days after the non-breaching party has delivered written notice to the breaching party of the breach; at any time after October 30, 2016, unless the closing has occurred prior to such date; and consummation of the offering to the standby purchaser is prohibited by law, rule or regulation. The Standby Purchase Agreement also provides that it may be terminated by the Issuer in the event it determines that it is not in the best interests of the Issuer and its shareholders to proceed with the Rights Offering.

The description of the Standby Purchase Agreement contained herein is not intended to be complete and is qualified in its entirety by reference to the full text of the Standby Purchase Agreement, a copy of which is attached hereto as Exhibit 1 and which is incorporated herein by reference.

Item 7. Material to be filed as Exhibit.

Exhibit 1	Standby Purchase Agreement dated as of August 18, 2016, between the Issuer and Wynnefield Capital, Inc.

CUSIP No. 87815U204	13D/A	Page 14 of 15

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:August 19, 2016

WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P. I

By: Wynnefield Capital Management, LLC,

its General Partner

By: /s/ Nelson Obus

       Nelson Obus, Co-Managing Member

WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P.

By: Wynnefield Capital Management, LLC,

its General Partner

By: /s/ Nelson Obus

       Nelson Obus, Co-Managing Member

WYNNEFIELD SMALL CAP VALUE OFFSHORE FUND, LTD.

By: Wynnefield Capital, Inc.,

its Investment Manager

By: /s/ Nelson Obus

       Nelson Obus, President

WYNNEFIELD CAPITAL, INC. PROFIT SHARING & MONEY PURCHASE PLAN

By: /s/ Nelson Obus

       Nelson Obus, Co-Trustee

WYNNEFIELD CAPITAL MANAGEMENT, LLC

By: /s/ Nelson Obus

       Nelson Obus, Co-Managing Member

CUSIP No. 87815U204	13D/A	Page 15 of 15

WYNNEFIELD CAPITAL, INC.

By: /s/ Nelson Obus

       Nelson Obus, President

/s/ Nelson Obus

Nelson Obus, Individually

/s/ Joshua Landes

Joshua Landes, Individually